Exhibit 8.2

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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

Re:	Certain U.S. Federal Income Tax Consequences of the Split-off by McKesson
Corporation of PF2 SpinCo, Inc.

February 4, 2020

McKesson Corporation

6555 State Hwy 161

Irving, TX 75039

Ladies and Gentlemen:

We have acted as counsel to McKesson Corporation, a Delaware corporation (“McKesson”), in connection with the proposed split-off of its investment in Change Healthcare LLC (“JV”) and the subsequent combination of PF2 SpinCo, Inc., a Delaware corporation (“SpinCo”), with Change Healthcare Inc. (f/k/a HCIT Holdings, Inc.), a Delaware corporation (“Change”), in a series of transactions that, among other things, will include: (i) the contributions by McKesson to SpinCo of all of McKesson’s equity interests in the McKesson Members and certain shares of SpinCo stock, in consideration for the issuance to McKesson of SpinCo Common Stock (the “Controlled Transfer”); (ii) the distribution by McKesson of 100% of the stock of SpinCo to its shareholders, which will be effected by an exchange of all of the SpinCo Common Stock for shares of Parent Common Stock pursuant to an exchange offer and, in the event that the exchange offer is undersubscribed or if the upper-limit of the exchange offer is in effect, a pro rata distribution by McKesson of any remaining shares of SpinCo Common Stock to McKesson’s shareholders (the “Distribution”); and (iii) the merger of SpinCo with, and into, Change pursuant to the Merger Agreement (the “Merger,” and, together with the Controlled Transfer and the Distribution, the “Transactions”), as contemplated by the form of Separation and Distribution Agreement by and among, McKesson, SpinCo, Change and certain other parties (the “Separation Agreement”).1

[1]	Except where noted, each capitalized term used and not defined herein has the meaning ascribed to it in the Separation Agreement.

McKesson Corporation	2

In rendering this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Separation Agreement, the Merger Agreement and the Ancillary Agreements (collectively, the “Transaction Agreements”), (ii) the Form S-4 filed by Change with the Securities and Exchange Commission (the “SEC”) on February 4, 2020 and the Forms S-4/S-1 filed by SpinCo with the SEC on February 4, 2020, in each case as amended through the date hereof (together, the “Registration Statements”), (iii) the representation letters delivered to us by SpinCo and Change dated as of the date hereof (the “Representation Letters”) and (iv) such other documents as we have deemed necessary or appropriate in order to enable us to render our opinion. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing. The opinions expressed herein are based upon existing statutory, regulatory and judicial authority, any of which may be changed at any time with retroactive effect.

For purposes of this opinion, we have assumed, with your permission, that (i) the Transactions will be consummated in the manner described in the Transaction Agreements and the Registration Statements, (ii) the statements concerning the Transaction set forth in the Transaction Agreements and the Registration Statements are true, complete and correct and will remain true, complete and correct at all times up to and including the Merger Effective Time, (iii) the representations made by SpinCo and Change in their respective Representation Letters are true, complete and correct and will remain true, complete and correct and (iv) any representations made in the Representation Letters “to the knowledge of,” or based on the belief of SpinCo or Change or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Merger Effective Time, in each case without such qualification. We have also assumed that the parties have complied with, and will continue to comply with, the obligations, covenants and agreements contained in the Transaction Agreements and Representation Letters. In addition, our opinion is based solely on the documents that we have examined, the additional information that we have obtained and the representations made by SpinCo and Change referred to above, which we have assumed will be true as of the Merger Effective Time.

Based upon the foregoing, it is our opinion that, for U.S. Federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A),2 and each of SpinCo and Change will be a “party to the reorganization” within the meaning of Section 368(b).

We are members of the Bar of the State of New York. This opinion is based upon, and limited to, (i) the facts and assumptions described above (including the terms of the Transaction Agreements), all as of the date hereof, and (ii) federal laws of the United States of America as contained in the Code, Treasury Regulations, administrative decisions and court decisions, all as of the date hereof, changes to any of which could apply on a retroactive basis and could affect the analysis and conclusions contained herein. We do not undertake to update this opinion unless specifically engaged by you at a future date to do so.

[2]	All Section references herein are to the Internal Revenue Code of 1986, as amended (the “Code”), or the Treasury Regulations promulgated thereunder.

McKesson Corporation	3

This opinion is limited to the U.S. federal income tax issues addressed herein. Additional issues may exist that are not addressed in this opinion and that could affect the U.S. federal tax treatment of the Transactions. With respect to any tax issues outside the limited scope of this opinion, you may not rely on this opinion for the purpose of avoiding penalties that may be asserted against you under the Code.

We are furnishing this opinion solely in connection with the filing of the Registration Statements. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statements and to the references therein to us. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

Davis Polk & Wardwell LLP